Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

May 30, 2012

VIA FEDERAL EXPRESS AND EDGAR

Michael Clampitt, Esq.

Senior Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Hyde Park Acquisition Corp. II

Amendment No. 5 to Registration Statement on Form S-1

Filed May 16, 2012

File No. 333-174030

Dear Mr. Clampitt:

On behalf of Hyde Park Acquisition Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated May 25, 2012, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 6 to the Registration Statement (“Amendment No. 6”), a copy of which has been marked with the changes from Amendment No. 5 to the Registration Statement filed on May 16, 2012. We are also delivering three (3) courtesy copies of such marked Amendment No. 5 to Erin Purnell. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Summary

1.	We note your disclosure on page 3 that pursuant to the Nasdaq listing rules, your business combination must be with a target business whose collective fair market value is at least equal to 80% of the balance in the trust account. Please add a discussion in Risk Factors that addresses any potential risks regarding a future business combination associated with this limitation.

We have revised the disclosure on pages 23 and 33 of the Registration Statement as requested.

Securities and Exchange Commission

May 30, 2012

Private Placements, page 4

2.	We note your disclosure that your sponsors contributed an aggregate of 718,750 shares of common stock to your capital at no cost to you. Please idenitfy the consideration that the sponsors received in exchange for the shares. We also note that you have removed the concept of the founder earnout shares. Please explain whether there is any conection between the deletion of the founder earnout shares and the sponsor contributions.

With respect to the first part of the Staff’s comment, the Company’s sponsors did not receive any consideration for the shares they contributed to the capital of the Company. Such contribution was made solely to maintain the sponsors’ collective 20% ownership interest in our shares of common stock based on the current size of the Company’s initial public offering. We have revised the disclosure on pages 4 and 80 of the Registration Statement to indicate the foregoing.

With respect to the second part of the Staff’s comment, the removal of the concept of the founder earnout shares was simply an agreed upon change in the terms of the offering between the Company and the underwriters and was not in connection with the contribution referred to above. As such, we respectfully do not believe additional disclosure in the Registration Statement is necessary.

Management, page 67

3.	We note your disclosure on page 68 that Mark Dalton has served on the baord of directors since May 2011. Please explain why he had not been named as a director in prior drafts of your registration statement.

Mr. Dalton was appointed to the Company’s Board of Directors in May 2012. The reference to May 2011 was a typographical error. Accordingly, we have revised the disclosure on page 69 of the Registration Statement to indicate Mr. Dalton has been a director of the Company since May 2012.

Securities and Exchange Commission

May 30, 2012

Certain Transations, page 78

4.	We note that the table on page 79 includes a number of sponsors that were not listed in previous drafts of the registration statement. We also note that you have not disclosed any new sales of unregistered securities. Please explain why these sponsors were not disclosed in earlier drafts of the registration statement.

The new sponsors disclosed in Amendment No. 5 to the Registration Statement were prior business acquaintances or family members or friends (or affiliates thereof) of the Company’s then existing stockholders, each of whom is an accredited investor, and received their shares from such then existing stockholders in private transfers at the same price originally paid for by the then existing stockholders. We have revised the disclosure on pages 80 and II-4 of the Registration Statement to clarify how the new sponsors received their shares.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

Jeffrey M. Gallant

cc: Mr. Laurence Levy

Mr. Edward Levy